POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022 and 2021

Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the "Company") are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and include certain estimates that reflect management's best judgments.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2022. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as at that date.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022 has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Jonathan Cherry	/s/ Patrick Keenan
Jonathan Cherry	Patrick Keenan
Chairman, President, Chief Executive Officer	Executive Vice President, Chief Financial Officer

March 23, 2023	March 23, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PolyMet Mining Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mineral Property, Plant and Equipment - Impairment - Refer to Notes 2 and 4 to the financial statements.

Critical Audit Matter Description

The Company's carrying amount of mineral property, plant and equipment of $422.1 million at December 31, 2022, is evaluated at each reporting date, or when events or circumstances indicate the cash generating unit (CGU) may not be recoverable, to determine whether there is an indicator of impairment.  The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the CGU.  When events or circumstances exist that indicate the CGU may not be recoverable, the CGU's recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal ("FVLCD"). An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount.  In assessing value in use and FVLCD, the Company makes significant estimates and assumptions using estimated future cash flows to be generated over the life of the asset that are discounted to their present value, including estimates and assumptions related to long-term metals pricing and the inputs to the discount rate.

We identified the impairment of mineral property, plant, and equipment as a critical audit matter because of the significant estimates and assumptions management makes in evaluating whether indicators of impairment exist and, if such conditions are determined to exist, evaluating the recoverability of the CGU. This required a high degree of auditor judgment and an increased extent of audit effort when performing audit procedures to evaluate the Company's assessment of indicators of impairment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of indicators of impairment included the following, among others:

  We tested the effectiveness of controls over management's identification of impairment indicators.
  We evaluated the Company's life of mine plan and the impact of external legal and permitting factors.
  We developed an independent expectation of potential impairment indicators and compared such expectation to those included in the Company's impairment analysis to evaluate if there was an impairment indicator.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

March 23, 2023

We have served as the Company's auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PolyMet Mining Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PolyMet Mining Corp. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 23, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

March 23, 2023

PolyMet Mining Corp.

Consolidated Balance Sheets

All figures in thousands of U.S. Dollars

	December 31, 2022	December 31, 2021
ASSETS

Current
Cash	$11,046	$2,958
Amounts receivable	340	342
Prepaid expenses	1,727	1,089
	13,113	4,389
Non-Current
Restricted deposits (Notes 6 and 11)	11,541	14,298
Amounts receivable and other assets	1,858	2,379
Mineral property, plant and equipment (Note 4)	442,053	422,721
Intangibles (Note 5)	24,288	24,339
Total Assets	492,853	468,126

LIABILITIES

Current
Accounts payable and accruals	3,436	3,136
Lease liabilities	129	117
Convertible debt (Note 8)	84,356	-
Promissory note (Note 9)	10,033	17,695
Environmental rehabilitation provision (Note 6)	1,545	1,050
	99,499	21,998
Non-Current
Accruals	397	115
Lease liabilities	205	334
Deferred income tax liabilities	492	-
Convertible debt (Note 8)	-	35,753
Environmental rehabilitation provision (Note 6)	64,086	52,319
Total Liabilities	164,679	110,519

SHAREHOLDERS' EQUITY

Share capital	530,272	528,722
Equity reserves	75,785	72,676
Deficit	(277,883)	(243,791)
Total Shareholders' Equity	328,174	357,607
Total Liabilities and Shareholders' Equity	$492,853	$468,126

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 14)

Subsequent Events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry , Director	/s/ Dr. David Dreisinger , Director

PolyMet Mining Corp.

Consolidated Statements of Loss and Comprehensive Loss

All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Year ended December 31,
	2022	2021
Operations Expense
Resource evaluation	$3,970	$2,970
Salaries, director fees and related benefits	4,105	3,968
Share-based compensation (Note 10)	1,919	1,199
Public company and public relations	1,171	1,282
Professional fees	669	655
Office and administration	823	2,479
Depreciation and amortization	243	257
Loss from Operations	12,900	12,810

Other Expenses (Income)
Finance costs - net (Note 11)	19,237	4,339
Loss on foreign exchange	21	1
Gain on disposal of assets	(6)	(344)
Gain on financial asset fair value	(107)	(1,200)
Loss on refinancing (Note 8)	1,598	-
Other income	(43)	(37)
Total Other Expenses	20,700	2,759

Loss Before Taxes	33,600	15,569

Income Tax Expense
Deferred income tax expense	492	-

Total Loss and Comprehensive Loss	34,092	15,569

Basic and Diluted Loss per Share	$0.34	$0.15

Weighted Average Number of Shares - basic and diluted	101,460,893	100,873,906

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Consolidated Statements of Changes in Shareholders' Equity

All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - January 1, 2021	100,733,778	$527,908	$69,953	$(228,222)	$369,639
Total comprehensive loss for the period	-	-	-	(15,569)	(15,569)
Debenture exchange warrants (Note 8)	-	-	2,542	-	2,542
Vesting of restricted shares and RSU's (Note 10)	87,072	610	(610)	-	-
Share-based compensation (Note 10)	58,032	204	791	-	995
Balance - December 31, 2021	100,878,882	$528,722	$72,676	$(243,791)	$357,607

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2021	100,878,882	$528,722	$72,676	$(243,791)	$357,607
Total comprehensive loss for the period	-	-	-	(34,092)	(34,092)
Debenture exchange warrants (Note 8)	-	-	3,223	-	3,223
Vesting of restricted shares and RSU's (Note 10)	522,617	1,365	(1,365)	-	-
Share-based compensation (Note 10)	71,196	185	1,251	-	1,436
Balance - December 31, 2022	101,472,695	$530,272	$75,785	$(277,883)	$328,174

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Consolidated Statements of Cash Flows

All figures in thousands of U.S. Dollars

	Year ended December 31,
	2022	2021
Operating Activities
Loss for the period	$(34,092)	$(15,569)
Items not involving cash:
Depreciation and amortization	243	257
Debt accretion and interest (Notes 8 and 9)	10,555	3,698
Environmental rehabilitation accretion (Notes 6 and 11)	1,961	1,934
Share-based compensation (Note 10)	1,919	1,199
Unrealized gain on foreign exchange	(1)	-
Loss on refinancing (Note 8)	1,598	-
Gain on disposal of assets	(6)	(344)
Gain on financial asset fair value	(107)	(1,200)
Changes in non-cash working capital
Restricted deposits	2,757	(1,322)
Amounts receivable and other assets	630	1,512
Prepaid expenses	(638)	114
Accounts payable and accruals	(543)	(719)
Deferred income tax liabilities	492	-
Net cash used in operating activities	(15,232)	(10,440)

Financing Activities
Debenture funding, net of costs (Note 8)	32,011	16,917
Cash settled RSU's (Note 10)	(726)	(214)
Net cash provided by financing activities	31,285	16,703

Investing Activities
Property, plant and equipment purchases (Note 4)	(7,972)	(7,203)
Property, plant and equipment disposal proceeds	6	344
Net cash used in investing activities	(7,966)	(6,859)

Net Increase (Decrease) in Cash	8,087	(596)
Effect of foreign exchange on Cash	1	-
Cash - Beginning of period	2,958	3,554
Cash - End of period	$11,046	$2,958

Supplemental information: non-cash investing and financing
Capitalization of accounts payable and accruals to mineral property	$186	$(307)
Capitalization of share-based compensation to mineral property (Note 10)	277	247
Debenture funding (Note 8)	17,833	-
Debenture repayment (Note 8)	$(17,833)	$-

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years ended December 31, 2022 and 2021
All figures in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998. Through its 100%-owned subsidiary, Poly Met Mining, Inc., (together with PolyMet Mining Corp., "PolyMet" or the "Company"), the Company is engaged in the exploration and development of natural resource properties.

The Company's shares are listed on the TSX and NYSE American. Glencore AG, a wholly owned subsidiary of Glencore plc (together "Glencore"), has a majority shareholder relationship with the Company as a result of Glencore's ownership of 71% of the Company's issued shares.

The Company's primary mineral property is the NorthMet Project (the "NorthMet Project"), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.

PolyMet received its Permit to Mine from the State of Minnesota in November 2018, a crucial permit for construction and operation of the NorthMet Project. The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") in December 2018. Further, PolyMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers ("USACE") in March 2019, which was the last key permit or approval needed to construct and operate the NorthMet Project.

Legal challenges contesting various aspects of federal and state decisions and permits are ongoing and have delayed the NorthMet Project timeline.  All legal challenges that have reached a final determination have been in favor of the Company and of the more than 20 permits issued, all are active with the exception of three (Permit to Mine, NPDES water discharge permit, 404 wetlands permit).  In April 2021, the Minnesota Supreme Court overturned a decision by the Minnesota Court of Appeals (“MCOA”) for an open-ended contested case hearing and instead limited the Permit to Mine contested case hearing to the effectiveness of bentonite clay at the tailings basin.  In January 2022, the MCOA affirmed key aspects of the NPDES water discharge permit but ordered the MPCA to consider whether any discharges to groundwater will be the “functional equivalent” of discharges to navigable waters.  The 404 wetlands permit is suspended pending the outcome of a 401a2 hearing by the USACE.  PolyMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.

On July 20, 2022, the Company announced it had entered into an agreement with Teck American, Inc., a subsidiary of Teck Resources Limited (together “Teck”), to form a 50:50 joint venture (the “Joint Arrangement”) that would place their respective NorthMet and Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver under single management.  Subsequent to year end, the Joint Arrangement closed on February 14, 2023 and the Company and Teck became equal owners in NewRange Copper Nickel LLC (formerly Poly Met Mining, Inc.) (“NewRange”).  See additional details in Note 16.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity - Continued

The realization of the Company's investment in the Joint Arrangement (including NorthMet) and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet and other assets, the ability to obtain financing necessary to complete the development of NorthMet and other assets, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the NorthMet Project is constructed and operational. As at December 31, 2022, the Company had cash of $11.046 million and a working capital deficiency of $86.386 million, primarily due to $84.356 million in convertible debt with Glencore being due March 31, 2023 and a $10.033 million promissory note with Glencore due on the rights offering closing date.

Subsequent to year end, the Company filed a circular for an offering of rights to holders of common shares of the Company to raise $195.4 million in gross proceeds. Glencore agreed to fully backstop the offering and confirmed it will extend the maturity of the convertible debt until the rights offering closing date expected on or around April 6, 2023 at which time the debt will be repaid. See additional details in Note 16.

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the rights offering launched subsequent to year end, allowing the Company to satisfy future financial obligations, to complete development of the Project and to conduct future profitable operations. Management's belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore. Glencore has committed to provide financial support to enable the Company to continue its business operations through at least March 31, 2024.

In late December 2019, a novel coronavirus ("COVID-19") was identified and subsequently spread worldwide. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic creating an unprecedented global health and economic crisis. The impact of COVID-19 and its variants (together "COVID") on global markets has been significant. As of the date of these statements, there has not been any material direct impact on the Company's operations as a result of COVID.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation

a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The financial statements were approved by the Board of Directors on March 23, 2023.

b) Basis of Consolidation and Preparation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared under the historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All dollar amounts presented are in United States ("U.S.") dollars unless otherwise specified.

c) Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically extracted from the Company's property. In order to estimate reserves, estimates are required on a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends. Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money. The provision for environmental rehabilitation obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability.

The Company's estimates of its environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans or changes in cost estimates. Operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

d) Critical Accounting Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments. This requires management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of the consolidated financial statements are as follows:

Impairment of non-financial assets

The carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date, or when events or circumstances indicate the asset may not be recoverable, to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal ("FVLCD"). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. NorthMet meets the criteria of a cash-generating unit as it is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates and that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the asset.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

Going concern assumptions

The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

e) Summary of Significant Accounting Policies

Cash and Restricted Deposits

Cash include amounts held in banks and highly liquid investments with original maturities of three months or less. Restricted deposits are held in a trust account and invested in highly liquid investments with a major financial institution as security and collateral primarily for legacy reclamation activities.

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following categories: fair value through profit or loss ("FVTPL") or amortized cost. A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) it is not designated as FVTPL. Financial assets classified as FVTPL are measured at fair value with gains and losses recognized through profit and loss. Financial assets classified as amortized cost are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating interest income over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows through the expected life of the financial asset, or, where appropriate, a shorter period. Loss allowances are recognized for Expected Credit Losses ("ECL") for amounts receivable and other assets not measured at FVTPL. Loss allowances for amounts receivable and other assets are measured at an amount equal to lifetime ECL. ECL is a probability-weighted estimate and measured as the present value of all cash shortfalls including the impact of forward-looking information. The loss allowance is presented as a deduction to amounts receivable and other assets. Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with amortized cost financial assets are included in the initial carrying amount of the asset (see Note 15).

Mineral Property

Exploration costs are incurred to discover mineral resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of the resources found. Exploration and evaluation costs are expensed as incurred.

Capitalization of expenditures begins upon receipt and approval of a feasibility study confirming the technical feasibility and commercial viability of extracting the mineral resource ("Definitive Feasibility Study"). Development costs incurred subsequent to a Definitive Feasibility Study and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Development costs are capitalized to the extent they are necessary to bring the property to commercial production and are directly attributable to an area of interest or capable of being reasonably allocated to an area of interest.

Upon commencement of production, related mineral property acquisition and development costs will be amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets' useful lives.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

Plant and Equipment
Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits of the expenditure will flow to the Company and its cost can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, over the estimated useful life of the asset on a unit of production or straight-line basis, as appropriate.

Leases

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The lease liability is initially measured at the present value of the lease payments, discounted using the incremental borrowing rate.

Intangibles

Intangibles include wetland credits and software. Acquisition costs are capitalized until the asset is used, sold, or abandoned. Wetland credits are used to offset and mitigate wetlands disturbed during construction and operation of the NorthMet Project. As such, costs will be transferred to Mineral Property, Plant and Equipment once placed into service and amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets' useful lives. Software is amortized over the useful life once placed into service.

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are initially recognized at fair value with directly attributable transaction costs expensed as incurred. At the end of each reporting period, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method which calculates the amortized cost of a financial liability and allocates interest expense over the expected life of the financial liability.

Exchanges of instruments and modifications to debt are assessed using quantitative and qualitative factors to consider whether the exchange or modification constitutes an extinguishment of the original financial liability and establishment of a new financial liability. In the case of extinguishment, any fees or costs incurred are recognized in profit or loss in the period in which they arise. Where the terms in an exchange or modification are not assessed to be substantially different, a modification gain or loss is recognized at an amount equal to the difference between the modified cash flows discounted at the original effective interest rate and the carrying value of the debt. The carrying value of the debt is adjusted for this modification gain or loss, directly attributable transaction costs, and any cash paid to or received from the debt holder.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred. Classification in the cash flow statement is in accordance with the classification of the underlying asset to which those payments were capitalized.

Share-Based Compensation

All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value-based method. For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black-Scholes pricing model. The fair value of the bonus shares, restricted shares, and restricted share units expected to be settled in shares is amortized over the vesting period. For awards expected to be settled in cash, the change in market value and corresponding liability is adjusted to fair value at each reporting period.

The award is accrued and charged over the vesting period either to operations or mineral property, plant and equipment in accordance with the capitalization policy, with the offsetting credit to equity reserves for equity settled awards or liabilities for cash settled awards. If and when share options are ultimately exercised or bonus shares, restricted shares, and restricted share units vest, the applicable amounts are transferred to share capital or removed from liabilities.

Certain awards vest upon achievement of non-market performance conditions. On a quarterly basis, management assesses the probability of achieving those performance conditions using the best available information and estimates the appropriate vesting period.

When the Company amends the terms of share options, the incremental change in the fair value of the options due to the amendment, as determined using the Black-Scholes pricing model, is recognized over the vesting period in the statement of loss or capitalized as appropriate.

Share Purchase Warrants

The Company issues share purchase warrants in connection with certain financing transactions. The fair value of the warrants, as determined using the Black-Scholes pricing model or fair value of goods or services received, is credited to equity reserves. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its wholly owned subsidiary. Amounts in the consolidated financial statements are expressed in U.S. dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction. Exchange differences are recognized in net loss in the year in which they arise.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

2. Basis of Preparation - Continued

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted loss per share for each year presented are the same due to the effect of potential issuances of shares under warrant or share option agreements being, in total, anti-dilutive.

Income Taxes and Deferred Taxes

The income tax expense or benefit for the year consists of current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods. Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Loss and Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences not eligible for offset. Deferred tax assets are generally recognized for all deductible temporary differences, loss carry forwards and tax credit carry forwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carry forwards, and tax credit carry forwards can be utilized, a deferred tax asset is not recognized.

f) Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IAS 1 - Presentation of Financial Statements

In February 2021, the IASB published amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. These amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. These amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on the Company’s financial statements.

In October 2022, the IASB published amendments to IAS 1 Presentation of Financial Statements to clarify whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current (based on a substantive right to defer settlement). These amendments are effective January 1, 2024, with early adoption permitted. The Company has not yet determined the effect of adoption of this amendment on the Company’s financial  statements.

3. Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations. All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2024.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals. Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms. All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2023.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor. The Company's collection of $3.738 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year. The Company's collection of $0.339 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

4. Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance - December 31, 2021	$422,077	$644	$422,721
Additions	8,318	-	8,318
Changes to environmental rehabilitation provision (Note 6)	11,206	-	11,206
Depreciation	-	(192)	(192)
Balance - December 31, 2022	441,601	452	442,053
Gross carrying value	488,769	2,166	490,935
Accumulated depreciation and impairment	$(47,168)	$(1,714)	$(48,882)

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance - December 31, 2020	$414,709	$850	$415,559
Additions	7,038	-	7,038
Changes to environmental rehabilitation provision (Note 6)	330	-	330
Depreciation	-	(206)	(206)
Balance - December 31, 2021	422,077	644	422,721
Gross carrying value	469,245	2,166	471,411
Accumulated depreciation and impairment	$(47,168)	$(1,522)	$(48,690)

Mineral Property	December 31, 2022	December 31, 2021
Mineral property acquisition and interest	$79,625	$79,625
Mine plan and development	54,356	53,085
Environmental	152,894	149,275
Consulting and wages	66,906	64,299
Reclamation and remediation (Note 6)	56,120	44,914
Site activities	31,622	30,801
Mine equipment	78	78
Total	$441,601	$422,077

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together "Cliffs") large parts of a processing facility located approximately six miles from the ore body. In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities. The consideration paid for the processing facility and associated infrastructure was $18.9 million in cash and $13.953 million in shares. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During 2022, the Company capitalized development costs of $8.318 million (2021 - $7.038 million) necessary to bring the NorthMet Project to commercial production. No borrowing costs were capitalized during 2022. As NorthMet Project assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to December 31, 2022.

The Company regularly assesses whether there are indicators of asset impairment. No indicators of asset impairment were identified during 2022.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

5. Intangibles

Details of the Intangibles are as follows:

	Year ended December 31,
	2022	2021
Intangibles - beginning of period	$24,339	$24,390
Amortization	(51)	(51)
Intangibles - end of period	24,288	24,339
Gross carrying value	24,442	24,442
Accumulated amortization	$(154)	$(103)

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits the Company can use for the NorthMet Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price. Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments are recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service. As at December 31, 2022, the carrying amount of wetland mitigation bank credit intangibles was $24.185 million (December 31, 2021 - $24.185 million).

As at December 31, 2022, the carrying amount of software intangibles was $0.103 million (December 31, 2021 - $0.154 million).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

6. Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Year ended December 31,
	2022	2021
Environmental Rehabilitation Provision - beginning of period	$53,369	$51,750
Change in estimate	11,206	330
Liabilities discharged	(905)	(645)
Accretion expense	1,961	1,934
Environmental Rehabilitation Provision - end of period	65,631	53,369
Less current portion	(1,545)	(1,050)
Non-current portion	$64,086	$52,319

Federal, state and local laws and regulations concerning environmental protection affect the Company's assets. As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property. The Company's provisions are based upon existing laws and regulations. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company's best estimate of the environmental rehabilitation provision as at December 31, 2022 was $65.631 million (December 31, 2021 - $53.369 million) based on estimated cash flows required to settle this obligation in present day costs of $77.718 million (December 31, 2021 - $68.230 million), a projected inflation rate of 2.5% (December 31, 2021 - 2.1%), a market risk-free nominal interest rate of 3.5% (December 31, 2021 - 3.6%) and expenditures expected to occur over a period of approximately 30 years. The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement. If the discount rate had been 1% lower than management's estimate, the liability would have increased by $11.1 million as at December 31, 2022 and conversely, if the discount rate had been 1% higher than management's estimate, the liability would have decreased by $8.9 million as at December 31, 2022.

In November 2018, the Company received the Permit to Mine and certain other permits for the NorthMet Project from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on the Company's planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. The Company may terminate these financial instruments, partially or in full, only upon fulfilling site reclamation requirements and receiving approval from the MDNR. Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year of mining operations after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining. In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations. There were no changes in the financial assurance obligations during 2022. As at December 31, 2022, the trust fund balance was $11.541 million (December 31, 2021 - $14.047 million).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

7. Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at December 31, 2022:

  Equity - 72,008,404 common shares of the Company acquired between 2009 and 2019 representing 71% of the Company's issued shares;
  Convertible debt (see Note 8) - $80.0 million initial principal unsecured convertible debentures due March 31, 2023 (subsequently extended to the rights offering closing date); and
  Promissory note (see Note 9) - $10.0 million initial principal note due on rights offering closing date.

See additional discussion of Glencore agreements in Notes 1, 8, 9, and 16.

8. Convertible Debt

Details of the Convertible Debt are as follows:

	Year ended December 31,
	2022	2021
Convertible Debt - beginning of period	$35,753	$18,747
Fair value of debenture funding	38,219	14,375
Accretion and interest	10,384	2,631
Convertible Debt - end of period	$84,356	$35,753
Less: current portion	(84,356)	-
Non-current portion	$-	$35,753

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon $100 million of NorthMet Project financing. Interest accrues at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.223 per share. The first tranche in the amount of $7.0 million was issued on March 18, 2020, the second tranche in the amount of $7.0 million was issued on June 23, 2020, the third tranche in the amount of $9.0 million was issued on September 30, 2020 and the final tranche of $7.0 million was issued on January 28, 2021.

On July 15, 2021, the Company issued to Glencore an unsecured convertible debenture in the amount of $10.0 million. The debenture is due on the earlier of March 31, 2023 or upon $100 million of NorthMet Project financing. Interest accrues at 4% per annum on the balance drawn and the principal amount of the debenture is convertible into common shares of the Company at a conversion price equal to $3.4550 per share.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

8. Convertible Debt - Continued

On February 14, 2022, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2022 with a total principal amount of up to $40.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon $100 million of financing for the NorthMet Project. Interest accrues at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.57 per share. The Company also agreed to pay a facilitation fee of 5% for each convertible debenture. The first tranche in the amount of $26.0 million was issued on February 14, 2022 with $17.8 million used to repay the promissory note and related accrued interest that was due February 28, 2022 (see Note 9). The Company and Glencore agreed to net settle $17.833 million from issuance of the first tranche on February 14, 2022 against the promissory note. The second tranche in the amount of $7.0 million was issued on May 13, 2022. The third and fourth tranches were combined in the total amount of $7.0 million and issued on September 15, 2022.

The February 14, 2022 exchange of instruments included changes to the terms and conditions which constituted an extinguishment of the old promissory note and establishment of a new convertible note. The transaction resulted in a $1.598 million refinancing loss consisting of fees and costs incurred and the difference between the carrying value of the old liability and the fair value of the new one.

The convertible debenture proceeds were bifurcated between the debt and equity components. The debt component has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method. The fair value of the debt component was estimated using a discounted cash flow model.

The fair value of the debt components issued during 2022 was $38.219 million with transaction costs of $1.442 million and the residual of $3.223 million allocated to equity. The fair value of the debt components issued during 2021 was $14.375 million with transaction costs of $0.083 million and the residual of $2.542 million allocated to equity. No borrowing costs were capitalized during 2022 or 2021.

Subsequent to year end, Glencore confirmed it will not convert the convertible debt and will extend the maturity of the convertible debt until the rights offering closing date expected on or around April 6, 2023 at which time the debt will be repaid. See additional details in Note 16.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

9. Promissory Note

Details of the Promissory Note are as follows:

	Year ended December 31,
	2022	2021
Promissory Note - beginning of period	$17,695	$16,629
Funding	10,000	1,066
Accretion and interest	171
Repayment	(17,833)
Promissory Note - end of period	$10,033	$17,695
Less: current portion	(10,033)	(17,695)
Non-current portion	$-	$-

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million. The term of the promissory note was extended from December 31, 2021 to February 28, 2022 and was repaid on February 14, 2022 (see Note 8). Interest accrued on the outstanding balance at three-month U.S. dollar LIBOR plus 6.0%. No borrowing costs were capitalized during 2022.

On December 15, 2022, the Company agreed to issue to Glencore a promissory note in the amount of $10.0 million. Interest accrues on the outstanding balance at SOFR plus 6.0% and the promissory note is due on the rights offering closing date expected on or around April 6, 2023 at which time the debt will be repaid (see Note 16).

10. Share Capital

a)    Issuances for Cash

There were no shares issued for cash during 2022 or 2021.

b) Share-Based Compensation

The Omnibus Share Compensation Plan ("Omnibus Plan") was created to align the interests of the Company's employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company's shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company's shareholders most recently on June 16, 2021.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date.

During 2022, the Company recorded $2.196 million for share-based compensation (2021 - $1.446 million) with $1.919 million expensed to share-based compensation (2021 - $1.199 million) and $0.277 million capitalized to mineral property, plant and equipment (2021 - $0.247 million).  The offsetting entries were to equity reserves for $1.251 million (2021 - $0.791 million), share capital for $0.185 million (2021 - $0.204 million) and payables for $0.760 million (2021 - $0.451 million).  Total share-based compensation for the period comprised $2.011 million for restricted share units (2021 - $1.242 million) and $0.185 million for issuance of 71,196 unrestricted shares (2021 - $0.204 million for 58,032 shares).  Vesting of restricted share units during the period resulted in $1.365 million being transferred from equity reserves to share capital (2021 - $0.610 million).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

c) Share Options

Share options granted may not exceed a term of ten years and the expiration date is accelerated if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the share options outstanding are as follows:

	Year ended December 31,
	2022		2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding - beginning of period	1,935,300	$7.19	2,295,200	$7.51
Expired	(838,600)	6.65	(359,900)	9.22
Outstanding - end of period	1,096,700	$7.61	1,935,300	$7.19

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
3.90 to 5.50	25,000	25,000	$3.90	7.49
5.51 to 7.00	75,000	75,000	6.41	2.70
7.01 to 8.70	946,700	876,800	7.69	0.82
8.71 to 10.57	50,000	50,000	9.92	3.35
	1,096,700	1,026,800	$7.61	1.21

As at December 31, 2022 all outstanding share options are vested and exercisable, with the exception of 69,900 scheduled to vest upon production.  The outstanding share options have expiry periods between 0.02 and 7.49 years and are expected to primarily be settled in shares upon exercise.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

d) Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.
Details of the restricted shares and restricted share units are as follows:

	Year ended December 31,
	2022	2021
Outstanding - beginning of period	1,502,496	1,151,035
Granted	743,110	505,726
Vested	(804,756)	(154,265)
Forfeited	(113,666)	-
Outstanding - end of period	1,327,184	1,502,496
As at December 31, 2022, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (construction finance - 86,557; production - 45,261; January 2023 - 431,816; January 2024 - 570,554 and other - 76,364). The remaining 116,632 outstanding restricted share units have vested but share delivery is deferred until retirement, termination, or death. The Company expects 550,981 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

During 2022, the Company granted 743,110 restricted share units (2021 - 505,726) which had a fair value of $2.031 million (2021 - $1.573 million) to be expensed over the vesting periods.

During 2022, there were 522,617 restricted share units (2021 - 87,072) settled upon vesting with shares and 282,139 restricted share units (2021- 67,193) settled upon vesting with cash for $0.726 million (2021 - $0.214 million).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

e) Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 364,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet. At the Company's Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4. Regulatory approval is also required prior to issuance of these shares. The fair value of these unissued bonus shares has been fully amortized.

Details of the bonus shares are as follows:

	Year ended December 31,
	2022		2021
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding - beginning of period	270,000	364,000	270,000	364,000
Outstanding - end of period	270,000	364,000	270,000	364,000

f) Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Year ended December 31,
	2022		2021
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding - beginning of period	745,307	$6.38	3,137,918	$8.04
Expired	-	-	(2,392,611)	8.56
Outstanding - end of period	745,307	$6.38	745,307	$6.38
The outstanding share purchase warrants have an expiry period of 1.25 years, subject to acceleration in certain circumstances.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

11. Finance Costs - Net

Details of net finance costs are as follows:

	Year ended December 31,
	2022	2021
Debt accretion and interest (Notes 8 and 9)	$10,555	$3,697
Environmental rehabilitation accretion (Note 6)	1,961	1,934
Restricted deposit loss/(gain) (Note 6)	2,506	(1,322)
Interest income	(98)	(10)
Joint Arrangement transaction costs (Note 16)	4,273	-
Other finance costs	40	40
Finance costs - net	$19,237	$4,339

12. Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended December 31,
	2022	2021
Salaries and other short-term benefits	$2,434	$1,997
Other long-term benefits	74	137
Share-based payment (1)	1,742	956
Total	$4,250	$3,090

(1) Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions in certain circumstances, including for example, for termination without cause by the Company, termination by the employee for good reason (as defined in the agreement) or in connection with a change of control. Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership and majority shareholder relationship, it is also a related party. In addition to the transactions and liabilities described elsewhere in these financial statements, the Company is a party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for technical support for the NorthMet Project and other costs requested under an agreed scope of work, primarily in detailed project design and mineral processing. During 2022, the Company recorded $0.168 million (2021 - $0.180 million) for services under this agreement.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

13. Income Taxes

a)  Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:

	Year ended December 31,
	2022	2021
Loss for the year before taxes	$(34,092)	$(15,569)
Combined statutory tax rate	27.0%	27.0%
Expected tax recovery	(9,205)	(4,204)
Difference in foreign tax rates	(453)	(156)
Change in unrecognized deferred tax and other items	9,166	4,360
Income Tax Expense / (Recovery)	$492	$-

b) Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	Year ended December 31,
	2022	2021
Non-capital loss carry forward assets	$13,247	$14,350
Mineral property acquisition, exploration and development costs	(13,247)	(14,350)
Net deferred income taxes	$-	$-

Deferred income tax assets have not yet been recognized in respect of the following items because they relate to entities with a history of losses and there is not convincing evidence that future taxable income will enable timely offset:

	Year ended December 31,
	2022	2021
Non-capital loss carry forward assets	$55,476	$49,901
Capital loss carry forward assets	360	360
Other assets	7,431	6,108
Unrecognized deferred income tax assets	$63,267	$56,369

As at December 31, 2022, the Company has non-capital loss carry forwards in Canada and the United States which expire as follows:

	Canada	US Federal	US State
Within One Year	$-	$859	$4,350
One to Five Years	5,598	6,889	44,049
More than Five Years	73,722	124,741	76,341
No expiration	-	33,853	33,854
Non-capital loss carry forwards	$79,320	$166,342	$158,594

Canadian non-capital losses generated prior to 2006 expire after 10 years and after 20 years for amounts generated since 2006. US Federal non-capital losses generated prior to 2018 expire after 20 years with no expiration for amounts generated since 2018. US State non-capital losses expire after 15 years. US net operating loss carry forwards may be subject to an annual limitation in the event of a 50% or greater change of ownership within a 3-year period as defined under Internal Revenue Code Section 382.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

14. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments. In addition to items described elsewhere in these financial statements, the following table summarizes the Company's contractual obligations as at December 31, 2022:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accruals	$3,833	$3,833	$3,436	$397	$-	$-
Lease liability	334	366	150	216	-	-
Promissory note (Note 9)	10,033	10,292	10,292	-	-	-
Convertible debt (Note 8)	84,356	87,611	87,611	-	-	-
Firm commitments	-	436	64	284	88	-
Total	$98,556	$102,538	$101,553	$897	$88	$-

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business and regularly reviews these matters for adequacy of recognition and disclosure. The assessment of provisions and contingencies inherently involves the exercise of significant judgment. Other than items recognized or disclosed elsewhere in these financial statements, no significant contingencies were identified as at December 31, 2022.

15. Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at December 31, 2022 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$11,046	$-	$11,046
Restricted deposits	81	11,460	11,541
Amounts receivable and other assets	611	1,587	2,198
Total financial assets	11,738	13,047	24,785

Financial liabilities
Accounts payable and accruals	2,814	1,019	3,833
Convertible debt	84,356	-	84,356
Promissory note	10,033	-	10,033
Total financial liabilities	$97,203	$1,019	$98,222

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

15. Financial Instruments and Risk Management - Continued

The carrying values of each classification of financial instrument as at December 31, 2021 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$2,958	$-	$2,958
Restricted deposits	555	13,743	14,298
Amounts receivable and other assets	608	2,113	2,721
Total financial assets	4,121	15,856	19,977

Financial liabilities
Accounts payable and accruals	2,267	984	3,251
Convertible debt	35,753	-	35,753
Promissory note	17,695	-	17,695
Total financial liabilities	$55,715	$984	$56,699

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 -  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -  Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $11.460 million (December 31, 2021 - $13.743 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.587 million (December 31, 2021 - $2.113 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $1.019 million (December 31, 2021 - $0.984 million).

The fair values of the convertible debt and promissory note approximates the carrying amount at amortized cost using the effective interest method. The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

15. Financial Instruments and Risk Management - Continued

Risks Arising from Financial Instruments and Risk Management

The Company's activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk. Risk management is the responsibility of executive management under policies approved and monitored by the Board of Directors. Reflecting the current stage of development of the Company's NorthMet Project, the overall risk management program focuses on facilitating the Company's ability to continue as a going concern and seeks to minimize potential adverse effects on the Company's ability to execute its business plan.

Currency Risk

The Company incurs expenditures in Canada and the United States. The functional and reporting currency of the Company and its subsidiary is the U.S. dollar. Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accruals will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company's expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars. The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and liquid short-term deposits. The Company has not hedged any of its interest rate risk.

The Company was exposed to interest rate risk through the following assets and liabilities:

	December 31, 2022	December 31, 2021
Cash	$11,046	$2,958
Restricted Deposits	81	555
Promissory Note	$10,033	$17,695

Based on the above net exposures, as at December 31, 2022, a 1% change in interest rates would have impacted the Company's loss by approximately $0.111 million and carrying value of the promissory note by approximately $0.100 million.

Credit Risk

Credit risk arises on cash and restricted deposits held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable and other assets. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $24.785 million.

The Company's cash and restricted deposits are primarily held through large Canadian and United States financial institutions.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash. See additional discussion in Note 1 and 16.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

15. Financial Instruments and Risk Management - Continued

Capital Management

The Company's capital management objective is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property. In the management of capital, the Company includes the components of shareholders' equity, convertible debt and non-convertible debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors. The budgets are approved by the Company's Board of Directors.

Although the Company expects to have the necessary resources to carry out its plans and operations through December 31, 2023, it does not currently have sufficient capital to complete the development of the NorthMet Project and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements. The Company's objective is to identify the source or sources from which it will obtain the capital required to complete the NorthMet Project and manage liquidity risk. Further, Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements (see Note 1 and 16).

16.  Subsequent Events

Joint Arrangement

On February 14, 2023, the previously announced Joint Arrangement closed and the Company and Teck became equal owners in NewRange (formerly Poly Met Mining, Inc.). NewRange is a stand-alone entity with its own leadership team and staff, overseen by a management committee comprised of an equal number of representatives from Teck and PolyMet. The transaction was first announced on July 20, 2022 and places the respective NorthMet Project and neighboring Mesaba resources under single management.

PolyMet and Teck each have direct rights to the assets and obligations for the liabilities proportionate to their 50:50 ownership interests and are responsible for funding their pro rata share of costs related to the NorthMet and Mesaba projects. The owners have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility cost estimates, and undertake detailed engineering to position NorthMet for a development decision following permit clearances, and to advance Mesaba studies.

Under the terms of the Joint Arrangement, all of NorthMet's assets, mineral rights, liabilities, permits and financial assurance obligations continue under NewRange and all of Teck's interest in Mesaba assets, mineral rights and liabilities transfer to NewRange.

NewRange issued new shares to Teck in return for the Mesaba assets contributed. The Company retained an independent appraiser to assist with determination of the fair values of certain assets acquired in return for the shares given to Teck. An in-situ approach was used to estimate the fair values of certain exploration assets with reference to a public company comparable analysis.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements

For the Years ended December 31, 2022 and 2021

All figures in thousands of U.S. Dollars, except for shares and per share amounts

16. Subsequent Events - Continued

Accounting for the February 14, 2023 transaction will be finalized for the three months ended March 31, 2023. Preliminary valuation work suggests the Company's investment in NewRange prior to the transaction approximates the Company's share of the net assets of NewRange after the transaction was completed. During the year ended December 31, 2022, transaction costs of $4.273 million were incurred and expensed as finance costs related to the Joint Arrangement.

Rights Offering

On February 27, 2023, the Company filed a notice and circular for an offering of rights ("Right") to holders of common shares of the Company to raise $195.4 million in gross proceeds ("Rights Offering"). Shareholders received one Right for each common share owned on March 10, 2023, the record date for the Rights Offering, and each Right entitles the holder to acquire 0.91068844 new common shares of the Company at $2.11 per share. This offering of Rights will expire on April 4, 2023 and is fully backstopped by Glencore, who agreed to purchase any common shares not subscribed for by holders of Rights, subject to the satisfaction of the terms and conditions of the Standby Purchase Agreement. Glencore will be entitled to a fee at the closing of the Rights Offering of approximately $5.862 million, which is equal to 3.0 percent of the total funds committed by Glencore under the Standby Purchase Agreement. The Company intends to use the proceeds of the Rights Offering to repay all outstanding convertible debt and promissory notes due to Glencore, fund PolyMet's portion of the Joint Arrangement initial work program and to fund general corporate activities. Glencore confirmed it will extend the maturity of the convertible debt until the rights offering closing date expected on or around April 6, 2023 at which time the debt will be repaid.